PE

02024706

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

PE dated April 3rd, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3rd, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Note to the Press - Mococa

Exhibit 1

Note to the Press - Mococa

TO BUSINESS EDITOR:

Perdigão Sells Mococa Agro-Industrial Complex in São Paulo

SÃO PAULO, Brazil, April 2 /PRNewswire-FirstCall/ -- Perdigão S.A. (NYSE: PDA), one of Brazil's largest food companies, today announced that it sold the Mococa agro-industrial complex in the state of São Paulo to local entrepreneurs for R$6 million. This transaction is part of the Company's program to dispose of non-operating assets and to concentrate investments in regions in which it has a strong presence.

The Mococa complex includes a non-operational meat-packing plant with slaughtering capacity of 20,000 poultry/day; an idle hatchery, with capacity to raise up to 1.4 million chicks/month; and an idle feed plant capable of producing 3.2 tons/month.

Entrepreneurs Valter Netto and Flávio Netto, who operate in the regional live chicken market, purchased the plant in order to expand investments in poultry processing. A partnership contract was signed between the buyers and Perdigão to supply one-day old chicks to Perdigão's productive units in the southern region, and to supply the broiler parent farms in Brotas (São Paulo state) and Arceburgo (Minas Gerais state), where the Chester(R) genetics project is located.

Perdigão S.A. is a leading Brazilian producer and processor of high quality poultry, pork and other products, and has a Level II ADR Program. Its shares are traded on the New York Stock Exchange with trading symbol PDA.

Contacts

Wang Wei Chang	Vicky Osorio
Perdigão	The Anne McBride Company
Tel. 011-5511-3718-5312	Tel. 212-983-1702

SOURCE Perdigao, S.A.

-0- 04/02/2002

/Contact: Wang Wei Chang of Perdigao, in Brazil, +011-55-11-3718-5312, or acoes@perdigao.com.br; or Vicky Osorio of The Anne McBride Company,
+1-212-983-1702/

/Web site: http://www.perdigao.com.br /

(PDA)